As filed with the Securities and Exchange Commission on August 20, 2002

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2002

TELE2 AB

(Translation of registrant's name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....N/A..

.TELE2.

It is with great sadness that Tele2 AB announces that the Founder and Chairman of the company, Mr. Jan Hugo Stenbeck, has passed away at the age of 59 years old.

Mr. Stenbeck suffered a heart attack at the American Hospital in Paris on Monday night after a brief illness.

Mr. Stenbeck was also the Founder and Chairman of Invik & Co. AB, MTG AB, Metro International S.A., Millicom International S.A., Transcom WorldWide S.A. and was the Chairman of Industriförvaltnings AB Kinnevik.

Stockholm August 20, 2002

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele2 AB

By: ______________________

Name: Håkan Zadler
Title: CFO

Date: August 20, 2002